SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2004

Rio Tinto plc (Translation of registrant’s name into English) 6 St James’s Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	Rio Tinto Limited (Translation of registrant’s name into English) 55 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1	6 April 2004	Capital project: Approval of Escondida sulphide leach copper project

99.2	7 April 2004	Long term trading agreement: Rio Tinto strengthens links with Japanese partners

99.3	7 April 2004	Rio Tinto plc AGM: Annual General Meeting

99.4	7 April 2004	Rio Tinto plc AGM: Results of voting at 2004 annual general meeting

99.5	19 April 2004	Capital project: New Eastern Range mine adds to Hamersley’s capacity

99.6	21 April 2004	Operational review: First quarter operations review

99.7	21 April 2004	Long term trading agreement: New iron ore agreement strengthens Rio Tinto’s China relationship

99.8	22 April 2004	Rio Tinto Limited AGM: Results of Voting at 2004 Annual General Meetings of Rio Tinto plc and Rio Tinto Limited

99.9	4 May 2004	Operational presentation: Rio Tinto Iron ore update

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ A V Lawless	By	/s/ A V Lawless
Name	A V Lawless	Name	A V Lawless
Title	Secretary	Title	Assistant Secretary

Date	6 May 2004	Date	6 May 2004